1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 25, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT

On 19 May 2006 the Company entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group for the acquisition of 29% of the issued share capital of Jiaozuo Wanfang by the Company. Pursuant to the Acquisition and subject to approvals by the relevant government authorities, the Company will become the largest shareholder of Jiaozuo Wanfang upon completion of the Acquisition.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the H Shares of the Company.

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

SHARE TRANSFER AGREEMENT

The board of directors (the "Directors", and the "Board") of Aluminum Corporation of China Limited (the "Company") is pleased to announce that on 19 May 2006 the Company entered into a sale and purchase agreement (the "Sale and Purchase Agreement") with Jiaozuo City Wanfang Group Co., Ltd. (Chinese Character)("Jiaozuo Wanfang Group") in relation to the acquisition by the Company of 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. (Chinese Character) ("Jiaozuo Wanfang") (the "Acquisition"), which is equal to approximately 29% of the issued share capital of Jiaozuo Wanfang. The total consideration payable by the Company for the Acquisition is RMB247 million. Completion of the sale and purchase is subject to, among other things, approval by the relevant government authorities, including China Securities Regulatory Commission, and registration of the acquired shares in favour of the Company. Upon completion of the Acquisition, the Company will become the largest shareholder of Jiaozuo Wanfang.

Prior to signing of the Sale and Purchase Agreement, the Company had entered into a letter of intent with Jiaozuo Wanfang Group relating to the Acquisition. Information relating to the signing of the letter of intent has previously been released in the Company's announcement dated 7 December 2005.

Jiaozuo Wanfang is a joint stock limited company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange of the PRC.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the H Shares of the Company.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

22 May 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary